UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40986

Cian PLC

(Translation of registrant’s name into English)

64 Agiou Georgiou Makri

Anna Maria Lena Court, Flat 201

Larnaca, 6037

Cyprus

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

On September 20, 2023, Cian PLC (the “Company”) issued a press release announcing the filing of a Form 15F with the U.S. Securities and Exchange Commission with the intention of terminating the registration of the Company’s ordinary shares (the “Ordinary Shares”) and American Depositary Shares, each representing one Ordinary Share, and its reporting obligations under Sections 13(a) and Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended.

Exhibit No.	Description
99.1	Press Release of Cian PLC, dated September 20, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cian PLC

Date: September 20, 2023	By:	/s/ Dmitriy Grigoriev
Dmitriy Grigoriev
Chief Executive Officer